UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_________________________

Momenta Pharmaceuticals, Inc.
(Name of Issuer)
_______________________

COMMON STOCK, Par Value $.0001 Per Share
(Title of Class of Securities)
________________________

60877T100
(CUSIP Number)
________________________

Peter Rupprecht
Novartis Pharma AG
Lichstrasse 35
CH 4058 Basel, Switzerland
+416132445570

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

___________________________

Copy to:
Philip A. Gelston, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
_________________________
September 6, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis AG I.R.S. Identification Nos. of Above Persons (entities only). 00-0000000
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power
	8)	Shared Voting Power 4,708,679
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 4,708,679
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,679
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 13.1%
14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 60877T100

1)	Name of Reporting Persons. Novartis Pharma AG I.R.S. Identification Nos. of Above Persons (entities only). 00-0000000
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6)	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power
	8)	Shared Voting Power 4,708,679
	9)	Sole Dispositive Power
	10)	Shared Dispositive Power 4,708,679
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,679
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 13.1%
14)	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on August 4, 2006 by Novartis AG ("Novartis") and Novartis Pharma AG (the "Investor") with respect to the common stock, par value $.0001 per share (the "Common Stock"), of Momenta Pharmaceuticals, Inc., a Delaware corporation (the "Issuer") (such statement on Schedule 13D, the "Statement"). All capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 3.              Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is amended and restated in its entirety to read as follows:

The aggregate amount of funds used by the Investor to purchase the Securities (as defined in Item 4) was $75,000,000. These funds were obtained from working capital and no part of the purchase price for the Securities consisted of borrowed funds.

Item 4.               Purpose of the Transaction.

Item 4 is supplemented as follows:

Pursuant to the Purchase Agreement, on September 6, 2006, Investor acquired the Securities.

Item 5.                Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety to read as follows:

(a) - (c) The Investor is the record holder and beneficial owner of 4,708,679 shares of the Issuer's Common Stock. As a result of the Investor's holdings, Novartis is the beneficial owner of the Securities. Based on publicly available information, the Securities represent approximately 13.1% of the Issuer's outstanding Common Stock and the Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the Securities.

Except as described in this Statement, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons identified in Schedule I hereto (i) beneficially owns any additional shares of Common Stock or (ii) has effected any transactions in the shares of Common Stock in the past sixty days.

(d) - (e) Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 6, 2006

NOVARTIS AG

by	/s/ Bernhard Hampl	/s/ Lee J. Stoller, Esq.
	Name: Bernhard Hampl	Lee J. Stoller, Esq.
	Title: Attorney-in-Fact	Attorney-in-Fact

NOVARTIS PHARMA AG

by	/s/ Bernhard Hampl	/s/ Lee J. Stoller, Esq.
	Name: Bernhard Hampl	Lee J. Stoller, Esq.
	Title: Attorney-in-Fact	Attorney-in-Fact

SCHEDULE I

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis. The business address of each individual is Novartis AG, Lichstrasse 35, CH-4002 Basel, Switzerland.

Name and Function	Citizenship	Present Principal Occupation
Daniel Vasella, M.D. Chairman of the Board of Directors, Chief Executive Officer	Switzerland	Chairman of the Board of Directors, Chief Executive Officer
Helmut Sihler, J.D., Ph.D. Vice Chairman of the Board	Austria	Retired
Hans-Joerg Rudloff	Germany	Chairman of Barclays Capital, the Investment Banking Division of Barclays Group, 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom
Dr. h.c. Birgit Breuel	Germany	Retired
Peter Burckhardt, M.D.	Switzerland	Head of Medical Service at the University Hospital of Lausanne, CH - 1011, Lausanne, Switzerland
Srikant Datar, Ph.D.	U.S.A.
Senior Associate Dean for Executive Education at the Graduate School of Business Administration of Harvard University, Harvard Business School, Executive Education Programs, Soldiers Field, Boston, MA, U.S.A. 02163

William W. George	U.S.A.	Professor of Management Practice at Harvard Business School, Soldiers Field, Boston, MA, U.S.A. 02163

Name and Function	Citizenship	Present Principal Occupation
Alexandre F. Jetzer	Switzerland	Consultant
Pierre Landoldt	Switzerland	President of the Sandoz family foundation, 85, Avenue Général-Guisan, CH-1009 Pully, Switzerland
Ulrich Lehner, Ph.D.	Germany	President and CEO of Henkel KGaA, a manufacturer and vendor of consumer products, Henkelstrasse 67, 40191, Duesseldorf, Germany
Dr. Ing Wendelin Wiedeking	Germany	Chairman of the Executive Board of Dr. Ing. h.c. F. Porsche AG, automobile manufacturer, 70432 Stuttgart, Germany
Rolf M. Zinkernagel, M.D.	Switzerland	Professor and Director of the Institute of Experimental Immunology at the University of Zurich, Sternwartstrasse 2, 8091 Zurich, Switzerland
Urs Baerlocher, J.D.	Switzerland	Head of Legal and General Affairs
Raymund Breu, Ph.D.	Switzerland	Chief Financial Officer
Juergen Brokatzky-Geiger, Ph.D.	German	Head of Human Resources
Paul Choffat, J.D.	Switzerland	Head of Consumer Health Division
Thomas Ebeling	Germany	Head of Pharmaceuticals Division

Name and Function	Citizenship	Present Principal Occupation
Marc C. Fishman, M.D.	U.S.A.	President of the Novartis Institutes for BioMedical Research
Andreas Rummelt, Ph.D.	Germany	Head of Sandoz division

Directors and Executive Officers of Novartis Pharma AG

The name, function, citizenship and present principal occupation of each of the directors and executive officers of the Investor are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with the Investor. The business address of each individual is Novartis AG, Lichstrasse 35, CH-4002 Basel, Switzerland.

Name and Function	Citizenship	Present Principal Occupation
Daniel Vasella Chairman of the Board of Directors, Chief Executive Officer c/o Novartis AG Lichtstrasse 35 CH-4002 Basel, Switzerland	Switzerland	Chairman of the Board of Directors, Chief Executive Officer
Dr. Raymund Breu c/o Novartis AG Lichtstrasse 35 CH-4002 Basel, Switzerland	Switzerland	Chief Financial Officer
Thomas Ebeling c/o Novartis AG Lichtstrasse 35 CH-4002 Basel, Switzerland	Germany	Head of Pharmaceuticals Division

SCHEDULE II
Novartis AG Lichtstrasse 35 CH-4058 Basel Switzerland

POWER OF ATTORNEY

The undersigned, duly authorized signatories of Novartis AG (the "Company"), a company incorporated in Basel, Switzerland, do hereby constitute and appoint

Bernhard Hampl
and
Lee J. Stoller, Esq.

to sign jointly any document on behalf of Novartis AG in connection with the purchase of 4’708’679 shares of Momenta Pharmaceuticals, Inc. by Novartis Pharma AG pursuant to the Stock Purchase Agreement between Novartis Pharma AG and Momenta Pharmaceuticals, Inc. made as of July 25, 2006. and to execute and deliver such documents, agreements, letters, deeds or instruments in such form and on such terms as required to effect the said purchase and to sign on behalf of Novartis AG and make or have made any necessary filings with any regulatory authorities related thereto.

This Power of Attorney shall expire on September 30, 2006.

Basel, 6.9.2006

Novartis AG

/s/ Juergen Vierkoetter Juergen Vierkoetter Authorized Signatory	/s/ Joerg Walther Joerg Walther Authorized Signatory

POWER OF ATTORNEY

The undersigned, duly authorized signatories of Novartis Pharma AG (the "Company"), a company incorporated in Basel, Switzerland, do hereby constitute and appoint

Bernhard Hampl
and
Lee J. Stoller, Esq.

to sign jointly any document on behalf of Novartis Pharma AG in connection with the purchase of 4’708’679 shares of Momenta Pharmaceuticals, Inc. by Novartis Pharma AG pursuant to the Stock Purchase Agreement between Novartis Pharma AG and Momenta Pharmaceuticals, Inc. made as of July 25, 2006, to execute and deliver such documents, agreements, letters, deeds or instruments in such form and on such terms as required to effect the said purchase and to sign on behalf of Novartis Pharma AG and make or have made any necessary filings with any regulatory authorities related thereto

This Power of Attorney shall expire on September 30, 2006.

Basel, 6.9.2006

Novartis Pharma AG

/s/ Juergen Vierkoetter Juergen Vierkoetter Authorized Signatory	/s/ Joerg Walther Joerg Walther Authorized Signatory